UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 7)*
Sionix Corp
(Name of Issuer)
Common Stock, Par Value $0.001 Per Share
(Title of Class of Securities)
829400100
(CUSIP Number)
John Fife, 303 E Wacker Dr, Suite 1040 Chicago, IL 60601
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
Calendar Year 2024
(Date of Event which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
?  Rule 13d-1(b)
X   Rule 13d-1(c)
?  Rule 13d-1(d)
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).?





CUSIP No. 829400100

13G

Page 2 of 10 Pages











1.

NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Tonaquint, Inc.
87-0285597



2.

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(see instructions)
(a)    ?
(b)    ?


3.

SEC USE ONLY



4.

CITIZENSHIP OR PLACE OF ORGANIZATION
 Utah









NUMBER OF
SHARES
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON WITH

5.

SOLE VOTING POWER

47,336,074


6.

SHARED VOTING POWER

0


7.

SOLE DISPOSITIVE POWER

47,336,074


8.

SHARED DISPOSITIVE POWER

0






9.

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

47,336,074


10.

CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
(see instructions)    ?



11.

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

9.99% (*)


12.

TYPE OF REPORTING PERSON (see instructions)
 CO






FOOTNOTES

* On the date of the event which requires filing of this Statement, reporting person Tonaquint, Inc. (?Tonaquint?) has rights, under a Convertible Promissory Note and Warrant, to own an aggregate number of shares of the Issuer?s common stock which, except for a contractual cap on the amount of outstanding shares of the Issuer?s common stock that Tonaquint may own, would exceed such a cap. Tonaquint?s current ownership cap is 9.99% of the Issuers outstanding shares. Thus, the number of shares of the Issuer?s common stock beneficially owned by Tonaquint as of the date of this filing was 47,336,074 shares, which is 9.99% of the 473,834,579 shares that were outstanding on that date (as reported in the Issuer?s Form 10-Q filed on August 27, 2013).


















?
CUSIP No. 829400100

13G

Page 3 of 10 Pages











1.

NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Utah Resources International, Inc.
87-0273519



2.

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(see instructions)
(a)    ?
(b)    ?


3.

SEC USE ONLY



4.

CITIZENSHIP OR PLACE OF ORGANIZATION
Utah









NUMBER OF
SHARES
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON WITH

5.

SOLE VOTING POWER

47,336,074


6.

SHARED VOTING POWER

0


7.

SOLE DISPOSITIVE POWER

47,336,074


8.

SHARED DISPOSITIVE POWER

0






9.

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

47,336,074


10.

CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
(see instructions)    ?



11.

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

9.99% (*)


12.

TYPE OF REPORTING PERSON (see instructions)
 CO






FOOTNOTES

* Reporting person Utah Resources International, Inc. is the sole shareholder of reporting person Tonaquint. On the date of the event which requires filing of this Statement, reporting person Tonaquint has rights, under a Convertible Promissory Note and Warrant, to own an aggregate number of shares of the Issuer?s common stock which, except for a contractual cap on the amount of outstanding shares of the Issuer?s common stock that Tonaquint may own, would exceed such a cap. Tonaquint?s current ownership cap is 9.99% of the Issuers outstanding shares. Thus, the number of shares of the Issuer?s common stock beneficially owned by Tonaquint as of the date of this filing was 47,336,074 shares, which is 9.99% of the 473,834,579 shares that were outstanding on that date (as reported in the Issuer?s Form 10-Q filed on August 27, 2013).

















?
CUSIP No. 829400100

13G

Page 4 of 10 Pages











1.

NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Inter-Mountain Capital I, Inc.
36-4075407



2.

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(see instructions)
(a)    ?
(b)    ?


3.

SEC USE ONLY



4.

CITIZENSHIP OR PLACE OF ORGANIZATION
Utah









NUMBER OF
SHARES
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON WITH

5.

SOLE VOTING POWER

47,336,074


6.

SHARED VOTING POWER

0


7.

SOLE DISPOSITIVE POWER

47,336,074


8.

SHARED DISPOSITIVE POWER

0






9.

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

47,336,074


10.

CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
(see instructions)    ?



11.

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

9.99% (*)


12.

TYPE OF REPORTING PERSON (see instructions)
 CO






FOOTNOTES

* Reporting person Inter-Mountain Capital I Corp. is the sole shareholder of reporting person Utah Resources International, Inc., which is the sole shareholder of reporting person Tonaquint. On the date of the event which requires filing of this Statement, reporting person Tonaquint has rights, under a Convertible Promissory Note and Warrant, to own an aggregate number of shares of the Issuer?s common stock which, except for a contractual cap on the amount of outstanding shares of the Issuer?s common stock that Tonaquint may own, would exceed such a cap. Tonaquint?s current ownership cap is 9.99% of the Issuers outstanding shares. Thus, the number of shares of the Issuer?s common stock beneficially owned by Tonaquint as of the date of this filing was 47,336,074 shares, which is 9.99% of the 473,834,579 shares that were outstanding on that date (as reported in the Issuer?s Form 10-Q filed on August 27, 2013).


?
CUSIP No. 829400100

13G

Page 5 of 10 Pages











1.

NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
JFV Holdings, Inc.
36-4426825



2.

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(see instructions)
(a)    ?
(b)    ?


3.

SEC USE ONLY



4.

CITIZENSHIP OR PLACE OF ORGANIZATION
Illinois









NUMBER OF
SHARES
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON WITH

5.

SOLE VOTING POWER

47,336,074


6.

SHARED VOTING POWER

0


7.

SOLE DISPOSITIVE POWER

47,336,074


8.

SHARED DISPOSITIVE POWER

0






9.

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

47,336,074


10.

CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
(see instructions)    ?



11.

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

9.99% (*)


12.

TYPE OF REPORTING PERSON (see instructions)
 CO






FOOTNOTES

* Reporting person JFV Holdings, Inc. is the sole shareholder of Inter-Mountain Capital I Corp., which is the sole shareholder of reporting person Utah Resources International, Inc., which is the sole shareholder of reporting person Tonaquint. On the date of the event which requires filing of this Statement, reporting person Tonaquint has rights, under a Convertible Promissory Note and Warrant, to own an aggregate number of shares of the Issuer?s common stock which, except for a contractual cap on the amount of outstanding shares of the Issuer?s common stock that Tonaquint may own, would exceed such a cap. Tonaquint?s current ownership cap is 9.99% of the Issuers outstanding shares. Thus, the number of shares of the Issuer?s common stock beneficially owned by Tonaquint as of the date of this filing was 47,336,074 shares, which is 9.99% of the 473,834,579 shares that were outstanding on that date (as reported in the Issuer?s Form 10-Q filed on August 27, 2013).













CUSIP No. 829400100

13G

Page 6 of 10 Pages











1.

NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
John M. Fife



2.

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(see instructions)
(a)    ?
(b)    ?


3.

SEC USE ONLY



4.

CITIZENSHIP OR PLACE OF ORGANIZATION
 United States of America









NUMBER OF
SHARES
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON WITH

5.

SOLE VOTING POWER

47,336,074


6.

SHARED VOTING POWER

0


7.

SOLE DISPOSITIVE POWER

47,336,074


8.

SHARED DISPOSITIVE POWER

0






9.

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

47,336,074


10.

CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
(see instructions)    ?



11.

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

9.99% (*)


12.

TYPE OF REPORTING PERSON (see instructions)
 IN






FOOTNOTES

* Reporting person John M. Fife is the sole shareholder of reporting person JFV Holdings, Inc., which is the sole shareholder of Inter-Mountain Capital I Corp., which is the sole shareholder of reporting person Utah Resources International, Inc., which is the sole shareholder of reporting person Tonaquint. On the date of the event which requires filing of this Statement, reporting person Tonaquint has rights, under a Convertible Promissory Note and Warrant, to own an aggregate number of shares of the Issuer?s common stock which, except for a contractual cap on the amount of outstanding shares of the Issuer?s common stock that Tonaquint may own, would exceed such a cap. Tonaquint?s current ownership cap is 9.99% of the Issuers outstanding shares. Thus, the number of shares of the Issuer?s common stock beneficially owned by Tonaquint as of the date of this filing was 47,336,074 shares, which is 9.99% of the 473,834,579 shares that were outstanding on that date (as reported in the Issuer?s Form 10-Q filed on August 27, 2013).







?
CUSIP No. 829400100

13G

Page 7 of 10 Pages





Item 1.

(a)
Name of Issuer
Sionix Corp





(b)
Address of Issuer?s Principal Executive Offices
2010 N Loop Freeway W, Suite 110
Houston, TX 77018



Item 2.

(a)
Name of Person Filing
This report is filed by Tonaquint, Inc, Utah Resources International, Inc., Inter-Mountain Capital I Corp, JFV Holdings, Inc., and John M. Fife with respect to the shares of Common Stock of the Issuer that are directly beneficially owned by Tonaquint, Inc. and indirectly beneficially owned by the other reporting and filing persons.





(b)
Address of the Principal Office or, if none, residence
303 East Wacker Drive, Suite 1040
Chicago, IL 60601





(c)
Citizenship
Tonaquint, Inc. is a Utah corporation.
Utah Resources International, Inc. is a Utah corporation.
Inter-Mountain Capital I Corp. is a Utah corporation.
JFV Holdings, Inc. is an Illinois corporation.
John M. Fife is a United States citizen.





(d)
Title of Class of Securities
Common Stock, Par Value $0.001 Per Share






(e)
CUSIP Number
829400100




Item 3. If this statement is filed pursuant to ??240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)
?
Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).





(b)
?
Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).





(c)
?
Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).





(d)
?
Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).





(e)
?
An investment adviser in accordance with ?240.13d-1(b)(1)(ii)(E);





(f)
?
An employee benefit plan or endowment fund in accordance with ?240.13d-1(b)(1)(ii)(F);





(g)
?
A parent holding company or control person in accordance with ?240.13d-1(b)(1)(ii)(G);





(h)
?
A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);





(i)
?
A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);





(j)
?
Group, in accordance with ?240.13d-1(b)(1)(ii)(J).




Item 4.  Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.






(a)

Amount beneficially owned:  47,336,074






(b)

Percent of class:  9.99%






(c)

Number of shares as to which the person has:








(i)
Sole power to vote or to direct the vote: 47,336,074








(ii)
Shared power to vote or to direct the vote: 0








(iii)
Sole power to dispose or to direct the disposition of: 47,336,074








(iv)
Shared power to dispose or to direct the disposition of: 0






Item 5.  Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities,
check the following     ? .
        N/A
Item 6.  Ownership of More than Five Percent on Behalf of Another Person.
    N/A
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
    N/A
Item 8.  Identification and Classification of Members of the Group.
    N/A
Item 9.  Notice of Dissolution of Group.
    N/A
Item 10.  Certification.
















By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


































CUSIP No. 829400100


13G


Page 10 of 10 Pages





    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

11/21/2024
Date


Tonaquint, Inc.

/s/ John Fife
Signature

John Fife/President
Name/Title


Utah Resources International, Inc.

/s/ John Fife
Signature

John Fife/President
Name/Title


Inter-Mountain Capital I Corp.

/s/ John Fife
Signature

John Fife/President
Name/Title

JFV Holdings, Inc.

/s/ John Fife
Signature

John Fife/President
Name/Title

John M. Fife

/s/ John Fife
Signature

John Fife
Name/Title